SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2003
DIVISION OF MARKET REGULATION

[redacted]

03013156

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47114

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUIET LIGHT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. JACKSON BLVD. SUITE 2020A
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL DEVITT 312-431-0670
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER SHANNON & COMPANY
(Name — *if individual, state last, first, middle name*)

2 SALT CREEK LANE, SUITE #110, HINSDALE, IL 60521
(Address) (City) (State) (Zip Code)

RECD S.E.C.
MAR 4 2003

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN C. HALSTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUIET LIGHT SECURITIES, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

SOLE MEMBER/MANAGER

Title

Notary Public

"OFFICIAL SEAL"
PAUL J. DEVITT
Notary Public, State of Illinois
My Commission Exp. 03/12/2004

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF AND

FOR THE YEAR ENDING DECEMBER 31, 2002

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Quiet Light Securities, LLC by
John C. Halston, Sole Member

2 SALT CREEK LANE
SUITE 110
HINSDALE, ILLINOIS 60521-2979

TELEPHONE: (630) 325-7500
FACSIMILE: (630) 325-7513
EMAIL: CPA@PETERSHANNONCO.COM

PETER SHANNON & CO.

CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC
ACCOUNTANTS

ILLINOIS SOCIETY OF
CERTIFIED PUBLIC
ACCOUNTANTS

February 5, 2003

Quiet Light Securities, LLC
Attention: Mr. Paul Devitt
141 West Jackson Boulevard, Suite 2020A
Chicago, IL 60604

Dear Mr. Devitt:

Our firm has completed the audit of Quiet Light Securities, LLC for 2002. In addition, we have reviewed the following items.

1. **Internal Control**

   As part of our audit, we gained an understanding of the company's internal control structure and evaluated the system's ability to detect and correct material errors. No material inadequacies were found.

2. **15c3-3 Exemption**

   During the year for which the audit report was issued, the company did not place any securities or hold any securities for the benefit of customers. Therefore, you may claim exemption from SEC Rule 15c3-3 under the rule allowing a special account for the exclusive benefit of customers to be maintained.

3. **Net Capital**

   Your net capital as of December 31, 2002 was $14,604,072.

If you have any questions, call me at the number above.

Very truly yours,

PETER SHANNON & CO.

John L. Dyer

QUIET LIGHT SECURITIES, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
HINSDALE, ILLINOIS 60521

February 5, 2003

Quiet Light Securities, LLC
141 West Jackson Boulevard, Suite 2020A
Chicago, Illinois 60604

Independent Auditors' Report

Gentlemen:

We have audited the accompanying balance sheets of Quiet Light Securities, LLC as of December 31, 2002 and 2001 and the related statements of operations, proprietor's capital and accumulated other comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quiet Light Securities, LLC as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The detailed information included in the report (shown on page fifteen) is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peter Shannon & Co.
Certified Public Accountants

INDEX

EXHIBIT I

QUIET LIGHT SECURITIES, LLC
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Current Assets		
Cash in Bank	$ 185,231	$ 21,575
Receivable from Clearing Organizations (Note 3)	56,675,937	37,734,207
Securities Owned (Marketable, at Market Value) (Note 4)	95,098,303	79,872,313
Prepaid Expenses and Miscellaneous	48,308	6,514
Property and Equipment (Note 5)		
(Net of Accumulated Depreciation of $87,865 in 2002 and $58,696 in 2001)	61,393	24,027
Other Assets		
Preferred Stock in First Options Corp. of Chicago, Inc. (Note 6)		10,000
Loans Receivable (Note 7)	1,050,669	164,540
Chicago Mercantile Exchange Deposit	505,061	
Insors Integrated Communications, Inc. Warrants (Note 6)	2,000	
Exchange Memberships (Marketable, at Market Value) (Note 8)	2,696,500	
TOTAL ASSETS	$ 156,323,402	$ 117,833,176
LIABILITIES AND PROPRIETOR'S CAPITAL		
Current Liabilities		
Accounts Payable	$ 60,402	$ 33,834
Securities Sold, Not Yet Purchased, at Market Value (Note 4)	131,240,296	95,006,187
Payable to Clearing Organizations (Note 3)	5,234,324	
Accrued Expenses	1,072,605	197,362
TOTAL LIABILITIES	137,607,627	95,237,383
Proprietor's Capital		
Proprietor's Capital	17,907,080	22,595,793
Accumulated Other Comprehensive Income (Note 15)	808,695	
TOTAL PROPRIETOR'S CAPITAL	18,715,775	22,595,793
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$ 156,323,402	$ 117,833,176

The accompanying notes to the financial statements are an integral part of this statement.

EXHIBIT II

QUIET LIGHT SECURITIES, LLC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues		
Net Trading Revenue	$ 4,956,219	$ 8,735,321
Other Income	614,760	269,542
Total Revenues	5,570,979	9,004,863
Expenses		
Compensation and Benefits	4,154,903	4,456,069
Other Expense	306,391	270,384
Total Expenses	4,461,294	4,726,453
Net Income	$ 1,109,685	$ 4,278,410

The accompanying notes to the financial statements are an integral part of this statement.

EXHIBIT III

QUIET LIGHT SECURITIES, LLC
STATEMENTS OF PROPRIETOR'S CAPITAL AND
ACCUMULATED OTHER COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002		2001	
	Proprietor's Capital	Accumulated Other Comprehensive Income	Proprietor's Capital	Accumulated Other Comprehensive Income
Beginning of Year	$ 22,595,793	$	$	$
Net Income	1,109,685		4,278,410	
Capital Contributions	1,203,662		20,689,425	
Capital Distributions	(7,002,060)		(2,372,042)	
Other Comprehensive Income (Note 15)		808,965		
End of Year	$ 17,907,080	$ 808,965	$ 22,595,793	$ - 0 -

The accompanying notes to the financial statements are an integral part of this statement.

EXHIBIT IV

QUIET LIGHT SECURITIES, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Operating Activities		
Net Income	$ 1,109,685	$ 4,278,410
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities		
Depreciation	52,501	17,346
Increase in Receivable from Clearing Organizations	(18,941,730)	(37,734,207)
Increase in Securities Owned	(15,225,990)	(79,872,313)
Increase in Prepaid Expenses	(41,794)	(6,514)
Increase in Accounts Payable, Accrued Expenses, Payble to Clearing Organizations, and Securities Sold, Not Yet Purchased	42,370,244	95,237,383
Net Cash Provided (Used) by Operating Activities	9,322,916	(18,079,895)
Investing Activities		
Acquisition of Fixed Assets	(89,867)	(41,373)
Preferred Stock in First Options Corp. of Chicago, Inc. - Sold	10,000	(10,000)
Loans Receivable, Net	(886,129)	(164,540)
Chicago Mercantile Exchange Deposit	(505,061)	
Insors Integrated Communications, Inc. Warrants	(2,000)	
Exchange Memberships Acquired	(1,887,805)	
Net Cash (Used) by Investing Activities	(3,360,862)	(215,913)
Financing Activities		
Proprietor's Capital Contribution	1,203,662	20,689,425
Proprietor's Capital Distribution	(7,002,060)	(2,372,042)
Net Cash Provided (Used) by Financing Activities	(5,798,398)	18,317,383
Increase in Cash and Cash Equivalents (Note 2)	163,656	21,575
Cash and Cash Equivalents - Beginning of Year	21,575	
Cash and Cash Equivalents - End of Year	$ 185,231	$ 21,575

The accompanying notes to the financial statements are an integral part of this statement.

QUIET LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 COMPANY'S ACTIVITIES

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a non-clearing member firm of the Chicago Mercantile Exchange and Eurex. The Company is a single member Limited Liability Company (LLC). The Company is primarily engaged in the business of options market-making on the Chicago Board of Options Exchange and the Chicago Mercantile Exchange. The Company also is engaged in other trading and arbitrage activities for its proprietary accounts.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue and Cost Recognition

The books of the Company are maintained on an accrual basis for financial statement as well as tax return purposes.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all futures transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Substantially all of the Company's securities are readily marketable.

Financial Instruments – Accounting Policies

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. To date, the Company has not entered into any over-the-counter transactions, requiring any valuations other than quoted market prices.

Derivatives used include futures and options contracts. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments, except for marketable debt and equity securities classified as available-for-sale, are marked to market with changes in fair values reflected in earnings. Therefore,

QUIET LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments – Accounting Policies (Continued)

the disclosure required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

The Company's CME memberships have been classified as available-for-sale. Securities classified as available-for-sale are carried in the financial statements at fair value. Realized gains and losses, determined using the First-In, First-Out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Fair values of options contracts are recorded in Securities Owned or Securities Sold, Not Yet Purchased as appropriate. Open, net liquidating, equity in futures transactions is recorded as Receivables from and Payables to Clearing Organizations in the balance sheet.

Premiums for written and purchased option contracts are reported on a gross basis in the balance sheet at market value.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. However, the Company classifies its Receivables from Clearing Organizations separately although these accounts are considered the equivalent of cash. Although many of the Company's options contracts expire (mature) in three months or less, the Company has classified these securities separately as appropriate.

Fair Values

The carrying amounts for cash and accounts receivable approximate fair value due to the short period of time to maturity.

Property and Equipment

Property and equipment are stated at cost. Depreciation is taken on both accelerated and straight-line methods at rates sufficient to amortize the property and equipment over their estimated useful lives. Principal rates of depreciation are:

Office Furniture and Equipment	Five to Seven Years

Repairs and maintenance are charged against income; additions and major improvements are capitalized and depreciated.

QUIET LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a single member limited liability company (LLC) and as such the income taxes due on the income reportable by the Company are reportable in the tax return of its single member.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform with current year presentation.

NOTE 3 RECEIVABLE / PAYABLE WITH CLEARING ORGANIZATIONS

The Company clears certain of its transactions through other broker-dealers and exchange approved general clearing firms on a fully disclosed basis. The amount payable to the clearing firms relates to the aforementioned transactions and is secured by the equity in the accounts held with the clearing firms.

NOTE 4 SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and marketable securities sold, not yet purchased, consist of trading and investment securities at market values as follows:

	Assets	Liabilities
Options and Stocks	$ 95,046,348	$ 131,240,296
Chicago Mercantile Exchange Holdings - Class A Common Stock	51,955	- 0 -
	$ 95,098,303	$ 131,240,296

QUIET LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 5 PROPERTY AND EQUIPMENT

	2002	2001
Assets		
Office Furniture and Equipment	$ 149,258	$ 82,723
Accumulated Depreciation and Amortization		
Office Furniture and Equipment	(87,865)	(58,696)
Net Property and Equipment	$ 61,393	$ 24,027

NOTE 6 COMMON AND PREFERRED STOCK

The Company previously acquired 10 shares of First Options Chicago, Inc., Series A preferred stock, par value $.01 per share. The preferred stock was sold in 2002. The Company acquired 200,000 warrants of Insors Integrated Communications, Inc., Class B non-voting common capital stock in connection with its financing agreement with the company.

NOTE 7 LOANS RECEIVABLE

	2002	2001
The Company made a secured term loan in the amount of $318,750 on June 20, 2002. The loan is scheduled to be repaid in 60 monthly payments of $5,312 principal plus interest. The loan has a 5% fixed interest rate. The loan is secured by a Chicago Mercantile Exchange membership. The loan matures on August 1, 2007.	$ 295,118	$ - 0 -
The Company made a secured term loan in the amount of $350,000 on October 4, 2002. The loan is scheduled to be repaid in full on October 4, 2007. Interest is payable monthly in the amount of $1,458. The loan has a 5% fixed interest rate. The loan is secured by a Chicago Mercantile Exchange membership. The loan matures on October 4, 2007.	350,000	- 0 -
The Company made a mortgage loan in the amount of $165,332.00 on June 20, 2001. The loan is scheduled to be repaid in 360 monthly payments of $1,018 principal and interest. The loan has a 6.25% fixed interest rate. The loan is secured by a mortgage on real estate located in Chicago, Illinois. The loan matures on August 1, 2031.	162,551	164,540

QUIET LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 7 LOANS RECEIVABLE (CONTINUED)

	2002	2001
The Company made a secured revolving line of credit agreement in the amount of $500,000 on November 5, 2002 to a private company. The loan matures on November 5, 2004. The loan has a 9% fixed interest rate. The loan is secured by inventory, accounts receivable and other property described in the security agreements. The receivable is payable in full on November 4, 2004. The loan will also become due if the borrower achieves certain operating objectives before the stated maturity date.	243,000	- 0 -
	$1,050,669	$ 164,540

NOTE 8 EXCHANGE MEMBERSHIPS

The Company has investments in various exchanges. The fair market value and cost basis of these securities at December 31, 2002 are as follows:

Exchange	Shares	Description	Fair Market Value	Cost Basis
CME	1	Class B-1	$ 381,000	$ 394,506
	17,999	Class A	614,000	404,494
IMM	1	Class B-2	380,000	370,000
	11,999	Class A	405,000	205,000
	11,999	Class A	405,000	137,750
IOM	1	Class B-3	260,000	270,000
	5,999	Class A	222,000	80,805
GEM	1	Class B-4	26,000	23,600
	99	Class A	3,500	1,650
			$ 2,696,500	$ 1,887,805

Fair market values were determined from the Chicago Mercantile Exchange restricted bundled market prices based upon December 31, 2002 bid price.

Class A Share Restrictions

The Class A shares are restricted at this time; they cannot be separately sold. The Class A Shares can be sold only bundled with the membership and coupled Class B Share through CME's Shareholder Relations & Membership Services Department.

QUIET LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 8 EXCHANGE MEMBERSHIPS (CONTINUED)

Class A Share Restrictions (Continued)

The trading restrictions for selling on the NYSE to the public on the Class A Shares will be lifted as follows:

- 25% of the Class A Shares (i.e., Class A-1) become unrestricted 180 days after the completion of the IPO (transferable on June 10, 2003)
- 25% of the Class A Shares (i.e., Class A-2) become unrestricted 360 days after the completion of the IPO (transferable on December 7, 2003)
- The remaining 50% of the Class A Shares (i.e., Class A-3 and Class A-4) become unrestricted 540 days after the completion of the IPO (transferable on June 4, 2004)

However, Class A Shares which are bundled with memberships and are assigned for clearing membership are 100% restricted until Class A Shares are freely transferable (all trading restrictions are lifted) on June 4, 2004.

Class B Share Restrictions

Class B Shares in CME Holdings cannot be sold or transferred separately from the sale of the associated membership (CME, IMM, IOM, or GEM) in the Exchange. That is, Class B Shares must be sold or transferred with the associated CME, IMM, IOM, or GEM membership. Further, no membership in the Exchange may be sold unless the purchaser also acquires the associated Class B Share. Class B Shares and the associated membership may, however, be sold separately from Class A Shares at any time unless the shares are assigned for clearing purposes.

NOTE 9 RELATED PARTIES

The Company shares its office, facilities, and support services and associated costs among related companies.

NOTE 10 LEASE OBLIGATIONS

The Company entered into a lease for the space occupied in the Civic Opera Building (Suite 2817) on April 14, 1998. The lease is for a term beginning May 1, 1998 through April 30, 2003. The future payments are as follows:

	Annual	Monthly
January 1, 2003 – April 30, 2003	$ 10,276	$ 2,569

In addition to the above base rental, the Company will be responsible for its proportionate share of real estate taxes and operating expenses. The Company does not plan on renewing the lease.

QUIET LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 10 LEASE OBLIGATIONS (CONTINUED)

The Company entered into a lease for the space occupied in the Civic Opera Building (Suite 3117) on May 24, 2000. The lease is for a term beginning June 1, 2000 through April 30, 2003. The future payments are as follows:

	Annual	Monthly
January 1, 2003 – April 30, 2003	$ 5,252	$ 1,313

In addition to the above base rental, the Company will be responsible for its proportionate share of real estate taxes and operating expenses. The Company has no plans to renew this lease.

The Company entered into a lease for the space occupied in the Chicago Board of Trade Building (Suite 2020) on February 6, 2002. The lease is for a term beginning March 1, 2002 through May 31, 2006. The future payments are as follows:

	Annual	Monthly
January 1, 2003 – May 31, 2003	$ 59,255	$ 11,851
June 1, 2003 – May 31, 2006	174,336	14,528

In addition to the above base rental, the Company will be responsible for its proportionate share of escalation allocations, real estate taxes, and operating expenses. The Company also subleases space to its affiliated entities, but future payments on those arrangements have not been netted in the amounts reported above.

The Company has entered into various other leases for month-to-month booth space on various exchange floors and leases for the rental of equipment.

NOTE 11 PROFIT SHARING RETIREMENT PLAN

The Company has established a 401(k) profit sharing retirement plan effective July 1, 2001. The plan is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code. The plan covers all full-time employees who have at least three months of service. The Company contributes to the plan on an elective basis but generally contributes at least 3% of each participant's annual salary. For the plan years 2002 and 2001, the Company contributed $161,018 and $77,162, respectively.

NOTE 12 FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures contracts denominated in United States dollars and foreign currencies, exchange-traded options, and delayed deliveries. These derivative financial instruments are used to conduct trading activities and manage portfolio risks and are subject to varying degrees of market risk.

QUIET LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 12 FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the futures contract or underlying security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk.

Futures contracts and options on futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

NOTE 13 DERIVATIVE FINANCIAL INSTRUMENTS

All of the Company's transactions with off-balance-sheet risk are short-term in duration. The Company enters into exchange traded futures transactions as a part of its regular options market-making risk management operations. Futures transactions are generally executed to reduce risk in the Company's options positions. The Company also enters into futures transactions as a part of its inter-market arbitrage trading activities. The risk controls over these operations ensure that the net, inter-market futures positions are ("flat") price neutral overnight. All of these futures contracts relate to various Chicago Mercantile Exchange and Eurex traded products. As of December 31, 2002 and 2001, the Company reported $270.5 million and $115.9 million of notional value in long futures contracts and $1.364 billion and $35.0 million in short futures contracts, respectively.

Substantially all of the Company's securities are options contracts which expire within one year. Options contracts are classified on the balance sheet as Securities Owned (Assets) and Securities Sold, Not Yet Purchased, at Market Value (Liabilities).

NOTE 14 CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading activities exclusively through regulated exchanges. The risk of default depends on the creditworthiness of the exchange and its clearing firms.

NOTE 15 OTHER COMPREHENSIVE INCOME

The components of other comprehensive income are as follows:

	2002	2001
Unrealized Gains on Chicago Mercantile Exchange Membership Investments During the Year	$ 808,965	$ - 0 -
Total Other Comprehensive Income	$ 808,965	$ - 0 -

QUIET LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 15 OTHER COMPREHENSIVE INCOME (CONTINUED)

Accumulated Other Comprehensive Income presented in the accompanying balance sheets consists of the accumulated net unrealized gains on assets classified as available-for-sale investments, interpreted under Financial Accounting Standards Board #115.

NOTE 16 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer, the greater of:

1. Minimum dollar net capital requirement ($100,000), or
2. 6 2/3% of aggregate indebtedness of 2% of aggregate debts if alternative method is used.

At December 31, 2002, the Company had net capital of $14,604,072, which was $14,504,072 in excess of its required net capital of $100,000.

SCHEDULE A

QUIET LIGHT SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002 AND 2001

	2002	2001
Total Members' Capital	$ 18,715,775	$ 22,595,793
Unallowable Assets	(3,859,276)	(205,080)
Commodity Futures Contracts Proprietary Capital Charges	(220,296)	(157,612)
Other Deductions	(12,165)	(16,705)
Haircuts Required	(19,966)	(610,642)
Net Capital	14,604,072	21,605,754
Minimum Net Capital Requirement	100,000	100,000
Excess Net Capital	$ 14,504,072	$ 21,505,754

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II, filed by Quiet Light Securities, LLC as of December 31, 2002.

The accompanying notes to the financial statements are an integral part of this statement.